SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE TO/A
(Amendment No. 3)

TENDER OFFER STATEMENT UNDER SECTION 14(D)(1)
OR SECTION 13(E)(1) OF THE SECURITIES EXCHANGE ACT OF 1934

COX COMMUNICATIONS, INC.

(Name of Subject Company (Issuer))

COX COMMUNICATIONS, INC.
COX ENTERPRISES, INC.
COX HOLDINGS, INC.

(Names of Filing Persons (Offerors))

CLASS A COMMON STOCK, PAR VALUE $1.00 PER SHARE
(Title of Class of Securities)

224044 10 7
(CUSIP Number of Class of Securities)

Andrew A. Merdek, Esq.
Cox Enterprises, Inc.
6205 Peachtree Dunwoody Road
Atlanta, Georgia
Telephone: (678) 645-0000
(Name, address and telephone number of
person authorized to receive notices
and communications on behalf of filing persons)

Copy to:

Stuart A. Sheldon, Esq. Thomas D. Twedt, Esq. Dow, Lohnes & Albertson, PLLC 1200 New Hampshire Avenue, N.W. Washington, D.C. 20036 Telephone: (202) 776-2000	Peter S. Golden, Esq. Fried, Frank, Harris, Shriver & Jacobson LLP One New York Plaza New York, NY 10004-1980 Telephone: (212) 859-8000

CALCULATION OF FILING FEE

Transaction Valuation*: $8,531,932,451.00	Amount of Filing Fee: $1,080,995.84

*	Estimated for purposes of calculating the amount of the filing fee only. This calculation assumes the purchase of 245,523,236 shares of Class A common stock, par value $1.00 per share, of Cox Communications, Inc. (the “Shares”), including Shares issuable upon exercise of vested stock options, at a price per Share of $34.75 in cash. Such number of Shares represents the 611,211,412 Shares and vested stock options exercisable as of October 18, 2004, less the 365,691,176 Shares already beneficially owned by Cox Enterprises, Inc. The amount of the filing fee, calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory No. 3 for fiscal year 2005 equals $126.70 per million of the value of the transaction.

☑ Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount previously paid:	$ 1,080,995.84
Filing Party:	Cox Communications, Inc., Cox Enterprises, Inc. and Cox Holdings, Inc.
Form or registration No.:	Schedule TO/13E-3 (SEC File No. 5-46251)
Date Filed:	November 3, 2004

☐ Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

     ☑     third-party tender offer subject to Rule 14d-1.

     ☑     issuer tender offer subject to Rule 13e-4.

     ☑     going-private transaction subject to Rule 13e-3.

     ☐     amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

Amendment No. 3 to Schedule TO

This Amendment No. 3 (“Amendment No. 3”) amends and supplements the Tender Offer Statement and Schedule 13E-3 Transaction Statement on Schedule TO (the “Original Schedule TO”) initially filed with the Securities and Exchange Commission (the “SEC”) on November 3, 2004 by Cox Communications, Inc., a Delaware corporation (“Cox”), Cox Enterprises, Inc., a Delaware corporation (“Enterprises”) and Cox Holdings, Inc., a Delaware corporation (“Holdings”) and a wholly owned subsidiary of Enterprises, as amended by Amendment No. 1 to Schedule TO (filed with the SEC on November 3, 2004) and Amendment No. 2 to Schedule TO (filed with the SEC on November 3, 2004) (the Original Schedule TO together with Amendment Nos. 1 and 2 are collectively referred to herein as the “Schedule TO”). This Amendment No. 3 relates to the joint tender offer by Holdings and Cox to purchase all of the issued and outstanding shares of Class A common stock, par value $1.00 per share, of Cox not owned by Cox DNS, Inc., a Delaware corporation and another wholly owned subsidiary of Enterprises, or Holdings, at a purchase price of $34.75 per share, net to the holder in cash, without interest thereon, upon the terms and subject to the conditions set forth in the Offer to Purchase dated November 3, 2004 (the “Offer to Purchase”), a copy of which is attached as Exhibit (a)(1)(A) to the Original Schedule TO, and in the related Letter of Transmittal (the “Letter of Transmittal”), a copy of which is attached as Exhibit (a)(1)(B) to the Original Schedule TO.

Item 11. Additional Information

The section “The Tender Offer – Section 13. Certain Legal Matters” in the Offer to Purchase is hereby amended by adding the following new paragraph to the end thereof:

“On November 10, 2004, the parties to In re Cox Communications, Inc. Shareholders Litigation, Cons. C.A. No. 613-N pending in the Delaware Court of Chancery (the “Delaware Action”) submitted a letter to Vice Chancellor Leo E. Strine, Jr. enclosing for the court’s consideration a definitive Stipulation of Settlement (the “Stipulation”) and related exhibits.

Among other things, the Stipulation (i) sets forth certain stipulated facts relating to the Delaware Action, (ii) provides for the settlement, release and dismissal with prejudice of all of the Settled Claims (which term as defined in the Stipulation, includes without limitation, any and all claims asserted in any court related to the Proposed Transaction, the Offer, and the Merger that have been or could have been asserted by the plaintiffs on behalf of the holders of the outstanding shares of Cox stock not owned by Enterprises (the “Shares”) against the defendants to the Delaware Action and certain of their related parties), subject to court approval, and on the terms and conditions set forth in the Stipulation, (iii) provides that, in consideration for, among other things, the settlement and dismissal with prejudice of the Delaware Action, Enterprises shall proceed with the tender offer and proposed merger which commenced on November 3, 2004, (iv) provides that the parties will jointly submit to the court a proposed scheduling order and supporting exhibits in substantially the form attached to the Stipulation, which exhibits provide for, among other things, the preliminary certification of the Delaware Action as a class action, distribution of notice to the plaintiff class, and a subsequent settlement hearing at which the court, among other things, would determine whether the Settlement should be approved and the class certified, (v) provides that if the Settlement (as defined in the Stipulation) is approved by the court, the parties will promptly request the court to enter a final order in the form attached to the Stipulation, and (vi) recites that the plaintiffs and their counsel in the Delaware Action intend to petition the court for an award of $4.95 million in attorneys’ fees and expenses, that the plaintiffs and their counsel in the Georgia Actions intend to petition the Georgia Court for an award of $1.25 million in attorney’s fees and expenses and that defendants have agreed to take no position with respect to these petitions. Cox has agreed to pay, on behalf of the other defendants, any final award of fees and expenses up to the requested amounts. The Stipulation also provides that the Settlement set forth therein shall be null and void, unless otherwise agreed by the parties, if (i) the Merger is not consummated or the Tender Offer is not completed, (ii) the Settlement is not finally approved by the court, or (iii) the Settlement otherwise does not receive final court approval. The Stipulation constitutes the entire agreement of the parties with respect to its subject matter, and supersedes all prior agreements, including without limitation, the Memorandum of Understanding dated October 18, 2004.

Attached for consideration by the court as exhibits to the Stipulation were (i) a proposed scheduling order governing the procedures for certification of a class in, and dismissal with prejudice of, the Delaware Action, (ii) a proposed Notice of Pendency of Class Action, Proposed Settlement of Class Action, and Settlement Hearing, and (iii) a

proposed Order and Final Judgment certifying the Delaware Action as a class action and dismissing it with prejudice.

As previously disclosed, pursuant to a memorandum of understanding among the parties to the Georgia Actions dated October 18, 2004 (the “Georgia MOU”) if (i) the Delaware Court enters a final order in the form attached to the Stipulation, or otherwise providing for the dismissal with prejudice of the Delaware Action and a release in favor of all Defendants of any and all claims related to the Offer and the Merger that have been or could have been asserted by the plaintiffs on behalf of the holders of the Shares (the “Delaware Final Order”), and (ii) the Delaware Final Order has become final and non-appealable, the parties to the Georgia Actions will jointly seek, within two business days thereof, to effect the dismissal with prejudice of the Georgia Actions without further notice to the holders of the Shares.

If the settlement is ultimately not approved by the Delaware Court, the Delaware Action and the Georgia Actions could proceed and the plaintiffs in those actions could seek the relief sought in their respective complaints. Accordingly, there can be no assurance that the Settlement, or the dismissal of the Delaware Action and the Georgia Actions, will be completed on the terms described above.”

Item 12. Exhibits

Item 12 of the Schedule TO is hereby amended by adding thereto the following:

Exhibit No.	Description
(a)(1)(O)	Tax Consequences of the Sale of Stock Acquired Under the Cox Employee Stock Purchase Plan to be mailed to plan participants.

(a)(5)(E)	Letter to Vice Chancellor Leo E. Strine, Jr. from Kevin G. Abrams, Esq. dated November 10, 2004.

(a)(5)(F)	Stipulation of Settlement in In re Cox Communications, Inc. Shareholders’ Litigation, Cons. C.A. No. 613-N, dated November 10, 2004.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

AMENDMENT TO SCHEDULE TO AND SCHEDULE 13E-3

COX ENTERPRISES, INC.
/s/ Richard J. Jacobson
Name:	Richard J. Jacobson
Title:	Treasurer

COX HOLDINGS, INC.
/s/ Richard J. Jacobson
Name:	Richard J. Jacobson
Title:	Treasurer

COX COMMUNICATIONS, INC.
/s/ Jimmy W. Hayes
Name:	Jimmy W. Hayes
Title:	Executive Vice President, Finance and Chief Financial Officer

Date: November 12, 2004

EXHIBIT INDEX

Exhibit No.	Description
(a)(1)(O)	Tax Consequences of the Sale of Stock Acquired Under the Cox Employee Stock Purchase Plan to be mailed to plan participants.

(a)(5)(E)	Letter to Vice Chancellor Leo E. Strine, Jr. from Kevin G. Abrams, Esq. dated November 10, 2004.

(a)(5)(F)	Stipulation of Settlement in In re Cox Communications, Inc. Shareholders’ Litigation, Cons. C.A. No. 613-N, dated November 10, 2004.